Exhibit 99.1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Dr. Reddy’s Laboratories Limited:

We have reviewed the accompanying condensed consolidated interim statement of financial position of Dr. Reddy’s Laboratories Limited and its subsidiaries (“the Company’’) as of June 30, 2015 and the related condensed consolidated interim income statement, the statements of comprehensive income, changes in equity and cash flows for the three months ended June 30, 2015 and 2014 and the summary of significant accounting policies and other explanatory notes. These condensed consolidated interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Company as of March 31, 2015, and the related consolidated income statement, statements of comprehensive income, changes in equity and cash flows for the year then ended; and in our report dated June 17, 2015, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of March 31, 2015, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

KPMG

Hyderabad, India

August 28, 2015